Cybin to Participate at the 26th Annual Milken Institute Global Conference
- CEO Doug Drysdale to speak on a mental health panel on May 2, 2023 -

TORONTO, CANADA – April 28, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced that Doug Drysdale, Cybin’s Chief Executive Officer, will be speaking at the 26th Annual Milken Institute Global Conference on a panel entitled “Progress and Innovation: The Dawning of a New Day in Treating Mental Health.” The panel will take place on Tuesday, May 2, 2023, at 8:30 a.m. PT / 11:30 a.m. ET at The Beverly Hilton, Beverly Hills, CA. The Milken Institute is a nonprofit, nonpartisan think tank dedicated to connecting resources and innovation so the best ideas can succeed.

To access the live panel discussion, please click here. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page. For more information on the Milken Institute and the upcoming conference visit www.milkeninstitute.org.

"Our work is focused on developing safe and effective psychedelic-based treatments for mental health conditions that are designed to achieve better clinical outcomes with fewer side effects for patients,” said Doug Drysdale, Cybin’s Chief Executive Officer. “The Milken Institute Global Conference provides an ideal opportunity to engage with global thought leaders working to improve the mental health landscape and to share the innovative clinical work that Cybin is doing to address the significant unmet need for new treatment options for people suffering from these devastating conditions.”

Current treatments for depression and other mental health disorders have limited effectiveness, leaving a treatment gap for many patients. According to the World Health Organization, there are more than 800,000 suicides each year globally.1 Up to 30% of people with depression do not respond to traditional antidepressant treatments.2 Emerging research has demonstrated the potential for psychedelic-based treatment to improve symptoms and quality of life for patients with mental health conditions such as Major Depressive Disorder and Generalized Anxiety Disorder,3,4 two indications that Cybin is targeting with its clinical development programs.

1.https://www.who.int/news-room/fact-sheets/detail/depression

2.https://www.nami.org/getattachment/Get-Involved/NAMI-National-Convention/Convention-Program-Schedule/Hill-Day-2017/FINAL-Hill-Day-17-Leave-Behind-all-(1).pdf
3.Gukasyan N, Davis AK, Barrett FS, et al. (2022) Efficacy and safety of psilocybin-assisted treatment for major depressive disorder: Prospective 12-month follow-up. Journal of Psychopharmacology 36(2):151-158.
4.Muttoni, S., Ardissino, M. and John, C. (2019). Classical psychedelics for the treatment of depression and anxiety: A systematic review. Journal of Affective Disorders 258: 11-24.

About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, You Tube and Instagram.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the development of new and innovative facilitator training programs; the Company’s future clinical trials; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and therapy regimens for mental health conditions.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601